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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 3 for the month of July, 1999

                              Visible Genetics Inc.
                              ---------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|  Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|  No |X|

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                              VISIBLE GENETICS INC.

On July 16, 1999, Visible Genetics Inc. (the "Company") issued a press release announcing that funds managed by E.M. Warburg, Pincus & Co., LLC, have completed a $30 million investment in the Company. In consideration for its investment, the Warburg funds received 30,000 Series A preferred shares convertible into common shares at $11.00 per share and warrants to purchase 1,100,000 common shares exercisable for a four-year period at $12.60 per share. As a result of the transaction and after giving effect to the conversion of the preferred shares and the Warburg funds' warrants, the Warburg funds would beneficially own 27.8% of the common shares of the Company. In addition, Jonathan Leff, Vice President of Warburg, Pincus Ventures, L.L.C., joined the Company's Board of Directors.

Contemporaneously with the Warburg investment, funds advised by Hilal Capital Management LLC converted $3.9 million, plus interest, of their outstanding loan to the Company into 3,948 Series A preferred shares convertible into common shares at $11.00 per share and warrants to purchase 147,760 common shares exercisable for a four-year period at $12.60 per share. The Company repaid the remaining $4.1 million loan to Hilal from the proceeds of the Warburg investment. As a result of this transaction and after giving effect to the conversion of the preferred shares and exercise of the Hilal funds' warrants, the Hilal funds would beneficially own approximately 11.2% of the common shares of the Company. Prior to the transaction, the Hilal funds beneficially owned 11.3% of the common shares of the Company.

Dividends on the Series A preferred shares will accrue at 9% per year during the first three years, and at 4% per year thereafter. Dividends in cash will be payable only after the third year, and then only at the Company's option. Accrued but unpaid dividends will be convertible. One-third of the preferred shares must be redeemed by the Company in each of 2006, 2007 and 2008 at a price equal to the amount invested, plus accrued dividends. If the Company fails to redeem the shares as required, the Warburg funds may appoint a majority of the Company's Board of Directors until the shares are redeemed. The Warburg funds will have the right to participate, on a pro rata basis, in future Company financings, subject to certain exceptions.

The Company has agreed to file a registration statement by October 30, 1999, registering the common shares underlying the Series A preferred shares and the warrants, and has granted certain other standard registration rights to the preferred shareholders.

To comply with Canadian law requiring a majority of Canadian directors, Thomas
C. Merigan, Jr. has stepped down from the Company's Board of Directors to create a vacancy for the Warburg representative, but will remain as a Board observer.

This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors that may cause the Company's results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and the Company's products and other risks detailed from time to time in the Company's SEC filings, including its prospectus dated January 4, 1999 and most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. VGI disclaims any intent or obligation to update these forward-looking statements.

The Company hereby incorporates by reference this Form 6-K into the Company's Registration Statements on Form F-3 (File Nos. 333-67607 and 333-68939).


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                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    VISIBLE GENETICS INC.


Date: July 16, 1999                 By: /s/ Jeffrey D. Sherman
                                        --------------------------------------
                                    Name: Jeffrey D. Sherman
                                    Title: Vice President,  Finance and C.F.O.